Exhibit 99.1

SciSparc Signs Non-Binding Letter of Intent to Merge with Leading Vehicle Importer Company in Israel

SciSparc seeks to scale up revenues and will consider transferring its pharmaceutical activities to a separate legal entity and exploring the possibility of dividend distribution

TEL AVIV, Israel, Nov. 22, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today the signing of a non-binding letter of intent to merge with a leading vehicle importer company in Israel (the “Target Company”). This merger (the “Merger) is expected to be consummated by means of a reverse triangular merger, pursuant to which SciSparc will establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into the Target Company, leaving the Target Company as the surviving company. It is contemplated that upon the successful completion of the Merger, SciSparc will transfer its technologies and product candidates pertaining to pharmaceutical activities, with all associated obligations and liabilities, to a separate legal entity (“NewCo”). SciSparc will explore the possible distribution of NewCo shares as dividend in kind to its shareholders.

The proposed Merger outlines a comprehensive business combination that will result in the Target Company becoming a wholly-owned subsidiary of SciSparc. The proposed Merger follows the Company’s announcement in June 2022, in which the board of directors resolved to review potential strategic transactions to maximize shareholder value.

Following the closing of the Merger (the “Closing”), it is expected that the combined company formed as a result of the Merger (the “Combined Company”) will continue to trade on the Nasdaq Capital Market under a new name to be agreed upon by both parties.

As a result of the Merger, all outstanding shares of the Target Company will be converted into the right to receive ordinary shares of SciSparc and any warrants issued by the Target Company will be converted into the right to receive warrants of SciSparc, provided however that no equity holder of the Target Company shall beneficially own in excess of 9.99% of the Combined Company’s outstanding share capital immediately after the Closing and such equity holder shall be issued pre-funded warrants to purchase ordinary shares of SciSparc in lieu of SciSparc ordinary shares.

Following the Closing and the contemplated closing of a concurrent financing round, the Target Company’s equity holders will hold approximately 80% of the Combined Company’s share capital. In the event that the Target Company secures a direct import license pursuant to which the Target Company sells at least 100 vehicles before 36 months lapse from the date of the Closing, the Target Company equity holders as of the date of the Closing will be entitled to receive additional ordinary shares representing in total 7% of the Combined Company’s outstanding share capital immediately following the Closing. Upon Closing, the Combined Company shall transfer an amount of not less than $3 million in cash to the Target Company.

The Target Company is a leading vehicle importer in Israel. Its revenues for the first half of 2023 amounted to over $52 million1.

The Merger is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Merger and compliance with any regulatory requirements and approvals, including approvals by the shareholders of SciSparc and the Target Company and certain Israeli court approvals.

[1]	Based on the NIS- US dollar exchange rate as of June 30, 2023

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the execution of binding definitive agreements with respect to the Merger, the completion of the Merger, the transfer of technologies and product candidates pertaining to pharmaceutical activities to a separate legal entity, the possible distribution of shares as dividend in kind to its shareholders and the scale-up revenues. The Company may not enter into a definitive agreement for the Merger, complete the Merger or pay any dividends, or even if it does, they may not maximize shareholder value or scale up profitable revenues. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055